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                            October 29, 2021

       John Allison
       Chief Executive Officer and President
       Home BancShares, Inc.
       719 Harkrider Street, Suite 100
       Conway, AR 72032

                                                        Re: Home BancShares,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 22,
2021
                                                            File No. 333-260446

       Dear Mr. Allison:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance